Advancing America's most important new mineral deposit

May 21, 2008

Dear Fellow Shareholder:

On behalf of your Board of Directors, I am pleased to provide you with a review of Northern Dynasty’s activities over the past year. Additional information can be found in our year end financial materials and on our website at www.northerndynastyminerals.com.

If you have any questions regarding the proxy materials, please feel free to contact our Investor Services department at 604-684-6365 or toll-free 1-800-667-2114.

For Northern Dynasty, 2007 was a significant and fulfilling year in which we successfully achieved a number of goals for the Pebble Project. One of our strategic objectives was to bring in a partner to co-develop the Project. This past July, we established a 50:50 partnership with Anglo American plc, one of the world’s largest and most experienced mining companies. The purpose of the Pebble Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. To accomplish this goal, plans are to complete a prefeasibility study by December 2008 and a feasibility study by 2011, targeting commercial production by 2015. In order to maintain its 50% interest, Anglo will fund all project expenditures until it has invested US$1.425 billion. After that, any additional expenditures to advance the Project will be split 50:50 by the partners.

Northern Dynasty has been undertaking thorough and balanced technical, environmental and social assessments to ensure that the Pebble Project is developed in a manner that protects the environment. We sought a partner that shares our approach to development, has the ability to finance, and is an experienced mine operator. Anglo brings commitment and depth in all of these key areas. Our shared goal is to develop a state-of-the-art operation that will bring direct benefits to the local communities, as well as being a catalyst for sustainable economic development in the region and across the State.

The Pebble Partnership is an Alaska-based corporation, guided by a joint Board of Directors. John Shively, a long-time Alaska business leader, was recently appointed as its Chief Executive Officer. His initial focus will be to recruit a senior management team, and oversee the $140 million program for 2008 that is designed to advance the Project through the prefeasibility stage.

The Pebble resources rank among the world’s most important accumulations of copper, gold and molybdenum. Pebble West’s 3 billion tonne measured and indicated resource and its 1.1 billion tonne inferred resource1,3,4 were outlined by drilling programs to the end of 2004. Pebble West is a near surface deposit amenable to open pit mining. At a 0.30% copper-equivalent cut-off, the measured and indicated resources of Pebble West contain 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum.

The Pebble East deposit is deeper and higher grade and amenable to underground mining by bulk methods. Pebble East was discovered in 2005, and each year drilling has increased its mineral resources. In 2007, the inferred mineral resources of Pebble East were increased by 14% to 3.9 billion tonnes grading 0.58% copper, 0.36 g/t gold and 0.033% molybdenum, containing 49 billion pounds of copper, 45 million ounces of gold and 2.8 billion pounds of molybdenum using a cut-off grade of 0.60% copper-equivalent.2,3,4

1020 – 800 West Pender St. Vancouver BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 Toll-free: 1-800-667-2114 www.northerndynasty.com

Over $220 million has been invested in the development of the Pebble Project since 2002, including $87 million on environmental and socioeconomic studies that encompasses four consecutive years of baseline data collection. This data provides a foundation for the sound environmental design of the project and preparation of State and Federal permit applications. The environmental baseline document is expected to be finalized in 2008 and, depending on the status of mine engineering, a proposed development plan would be submitted in late 2009.

The Pebble Partnership team is continuing its efforts to engage people in the local communities, as well as other project stakeholders, in an informed dialogue on the deposit geology, project design alternatives, and environmental studies. Over the past year, 430 meetings were facilitated with project stakeholders throughout the State of Alaska. Extensive local hire/recruiting, workforce training, and local business development initiatives are ongoing. Project presentations, mining education tours, employee training and economic development programs will be a prime component of community engagement efforts in 2008.

Drilling and engineering studies in 2008 are focused toward completion of the prefeasibility study. Planned activities include 157,000 feet of drilling to upgrade a portion of the mineral resources in the Pebble East deposit to an indicated category, and test for the full extent of the deposit along with detailed metallurgical testwork and infrastructure studies.

In other corporate developments, Northern Dynasty graduated to the Toronto Stock Exchange last October, achieving another corporate goal which increases the Company’s exposure to additional investors. Furthermore, in recognition of Northern Dynasty’s value potential, Mitsubishi Corporation reported market purchases of Northern Dynasty shares to a 9.1% level. Their shareholding compares to an affiliate of Rio Tinto plc, which had earlier purchased a 19.8% share position in Northern Dynasty.

After years of service on Northern Dynasty’s Board of Directors, Walter Segsworth has stepped down and we thank him for his valuable contribution to the growth of the Company. We are fortunate to have a Board of Directors that sets high standards and is focused on driving the Company forward. As a testament to the quality of our directors, we are pleased that Stephen Scott of Rio Tinto has joined the Board and we look forward to his input.

The Annual General Meeting, to be held on Thursday, June 17, 2008 at 2:00 p.m. at the Four Seasons Hotel, Le Pavillon Room, 791 West Georgia Street, Vancouver, B.C., is an opportunity to share the details of our plans for the upcoming year and to respond to your questions. The doors open at 1:30 and refreshments will be available. I hope to see you at the meeting.

Yours sincerely,

Ronald W. Thiessen
President and CEO

1 Pebble West: estimate March 2005 by independent Qualified Persons David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc.
2 Pebble East: estimate February 2008 by David Gaunt, P.Geo., Hunter Dickinson Services Inc., a Qualified Person who is not independent of the Company.
3 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05) .
4 A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.